UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                               THOMAS GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                            HOLLYBANK INVESTMENTS, LP
                                 P.O. BOX 190240
                           MIAMI BEACH, FLORIDA 33119
                                 (617) 310-5110
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JUNE 23, 1999(1)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------
(1) Hollybank Investments LP and Dorsey R. Gardner have previously filed a timely Schedule 13G. This Schedule 13D is being filed to bring Hollybank Investments, LP, Thistle Investments LLC, Timothy G. Caffrey, and Dorsey R. Gardner under the current filing regime.

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investments, LP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                        (a)   ( )

                                                            (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                              ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  765,457
BENEFICIALLY
OWNED BY
             -------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
             -------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        765,457
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              765,457
             -------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.6%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 3 OF 12 PAGES


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Thistle Investments LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                        (a)   ( )

                                                            (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                  ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  77,400
BENEFICIALLY
OWNED BY
             -------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
             -------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        77,400
             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              77,400
             -------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.6%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 4 OF 12 PAGES




--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  ( )
                                                               (b)  (X)
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or 2(e)               ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             106,800XX
SHARES                XX Please refer to Item 5, page 5 for disclaimer of
BENEFICIALLY          beneficial ownership
            --------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH                  None
REPORTING
PERSON WITH
            --------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      106,800XX
                      XX  Please  refer  to Item  5,  page 5 for  disclaimer  of beneficial ownership
            --------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             106,800XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.2%XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 5 OF 12 PAGES




--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Timothy G. Caffrey
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) ( )
                                                                    (b) (X)
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or 2(e)              ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             2,000XX
SHARES                XX Please refer to Item 5, page 5 for disclaimer of
BENEFICIALLY          beneficial ownership
            --------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH                  None
REPORTING
PERSON WITH
            --------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      2,000XX
                      XX  Please  refer  to Item  5,  page 5 for  disclaimer  of beneficial ownership
            --------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,000XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .0004%XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 6 OF 12 PAGES



ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5215 North O'Conner Boulevard, Suite 2500, Irving, Texas 75039-3714

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP"), Thistle Investments LLC, a Delaware limited liability company ("LLC"), Dorsey R. Gardner, a general partner of LP and managing member of LLC ("Gardner") and Timothy G. Caffrey, a general partner of LP and managing member of LLC ("Caffrey"). The business address of Gardner, LP and LLC is P.O. Box 190240, Miami Beach, Florida 33119. The business address of Caffrey is One International Place, Suite 2401, Boston, Massachusetts 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. Caffrey became a general partner of LP on January 1, 1999. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, Caffrey, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, Caffrey, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, Caffrey, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This statement relates  specifically to the following  transactions in the
Shares: LP's October 28, 1998 purchase of 10,000 Shares at a per share price of $9.19; LP's October 30, 1998 purchase of 10,000 Shares at a per share price of $9.31; LP's November 5, 1998 purchase of 10,000 Shares at a per share price of $9.97; LP's February 23, 1999 purchase of 19,500 Shares at a per share price of $9.64; LP's February 23, 1999 purchase of 40,000 Shares at a per share price of $9.63; LP's February 24, 1999 purchase of 6,007 Shares at a per share price of $9.46; LP's February 24, 1999 purchase of 10,000 Shares at a per share price of $9.63; LP's February 25, 1999 purchase of 25,000 Shares at a per share price of $9.50; LP's February 26, 1999 purchase of 25,000 Shares at a per share price of $9.14; LP's March 1, 1999 purchase of 2,500 Shares at a per share price of $9.07; LLC's February 4, 1999 purchase of 3,000 Shares at a per share price of

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 7 OF 12 PAGES


$9.43; LLC's February 5, 1999 purchase of 1,000 Shares at a per share price of $9.43; LLC's February 5, 1999 purchase of 4,000 Shares at a per share price of $9.49; LLC's February 8, 1999 purchase of 6,000 Shares at a per share price of $9.49; LLC's February 9, 1999 purchase of 100 Shares at a per share price of $9.43; LLC's February 11, 1999 purchase of 4,000 Shares at a per share price of $9.49; LLC's February 12, 1999 purchase of 2,500 Shares at a per share price of $9.49; LLC's February 12, 1999 purchase of 5,000 Shares at a per share price of $9.56; LLC's February 12, 1999 purchase of 5,300 Shares at a per share price of $9.54; LLC's February 16, 1999 purchase of 14,000 Shares at a per share price of $9.58; LLC's February 17, 1999 purchase of 7,000 Shares at a per share price of $9.49; LLC's February 18, 1999 purchase of 3,500 Shares at a per share price of $9.34; LLC's February 19, 1999 purchase of 12,000 Shares at a per share price of $9.49; LLC's February 23, 1999 purchase of 10,000 Shares at a per share price of $9.61; Gardner's October 26, 1998 purchase of 2,500 Shares at a per share price of $9.06; Gardner's October 29, 1998 purchase of 2,300 Shares at a per share price of $9.06;.and Gardner's November 4, 1998 purchase of 2,000 Shares at a per share price of $9.87. Prior to becoming a general partner of LP and a managing member of LLC, Caffrey purchased 1,000 Shares at a per share price of $9.31 on March 6, 1998 and 1,000 Shares at a per share price of $9.31 on March 16, 1998. These purchases were executed as NASDAQ trades. These purchases, when aggregated with Gardner's, LLC's and LP's previously purchased Shares, gave Gardner and Caffrey deemed beneficial ownership of 951,657 of the 4,896,219 outstanding Shares, triggering this reporting requirement on Schedule D. LP and LLC used their respective working capital for these purchases and every other purchase, while Gardner and Caffrey used their personal funds for these purchases and every other purchase.

ITEM 4.  PURPOSE OF TRANSACTION.

      LP, LLC, Gardner and Caffrey have acquired their respective shares strictly for the purpose of equity security investment. Neither LP, LLC, Gardner nor Caffrey has any present plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present  board of  directors  or  management  of the


Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 8 OF 12 PAGES


      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

         LP and Gardner  have  previously  filed a Schedule  13G with the SEC. A
Schedule 13D is being filed because Gardner's total purchases exceed one percent of the Company's outstanding Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 765,457 Shares (approximately 15.6% of the 4,896,219 outstanding Shares on April 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 14, 1999). Gardner and Caffrey, as general partners of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of their interest as a limited partner in LP, Gardner and Caffrey expressly disclaim such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner or Caffrey is the beneficial owner of the Shares owned by LP and covered by this Statement.

      (ii) As of the date of this Statement, LLC is the beneficial owner of 77,400 Shares (approximately 1.6% of the 4,896,219 outstanding Shares on April 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 14, 1999). Gardner and Caffrey, as managing members of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of their interest as a member in LLC, Gardner and Caffrey expressly disclaim such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner or Caffrey is the beneficial owner of the Shares owned by LLC and covered by this Statement.

 SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 9 OF 12 PAGES


      (iii) As of the date of this Statement, Gardner beneficially owns 106,800 Shares (approximately 2.2% of the 4,816,219 outstanding Shares on April 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 14, 1999). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (iv) As of the date of this Statement, Caffrey beneficially owns 2,000 Shares (approximately .0004% of the 4,816,219 outstanding Shares on April 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 14, 1999). Except to the extent of his interest as a limited partner in LP and member of LLC, Caffrey expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Caffrey is the beneficial owner of such Shares.

      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. LLC has the sole voting power and sole investment power with respect to the Shares reported in (a)(ii) above. Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above. Caffrey has the sole voting power and sole investing power with respect to the Shares reported in (a)(iv) above.

      (c)  (i)    LP  has,  during   the   past    60  days,  not  effected  any
                  Share transactions.

            (ii) LLC has, during the past 60 days, not effected any Share transactions.

            (iii) Gardner has,  during the past 60 days,  not effected any Share transactions.

            (iv) Caffrey has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC, Gardner or Caffrey and any other person

SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 10 OF 12 PAGES

with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint Filing Agreement
      (b)   Power of Attorney

SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 11 OF 12 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            HOLLYBANK INVESTMENTS, LP


                            By:/s/ Timothy G. Caffrey
                               -------------------------
                                   Timothy G. Caffrey
                                   General Partner


                            THISTLE INVESTMENTS LLC


                            By: /s/ Timothy G. Caffrey
                                ----------------------
                                    Timothy G. Caffrey
                                    Managing Member


                            /s/ Timothy G. Caffrey
                            ----------------------
                            Dorsey R. Gardner
                            By:  Timothy G. Caffrey, Attorney-in-fact


                             /s/ Timothy G. Caffrey
                             ----------------------
                             Timothy G. Caffrey

Date:  June 23, 1999

SCHEDULE 13D
 CUSIP No. 884402108                                         PAGE 2 OF 12 PAGES



                                  SCHEDULE 13D





                                  EXHIBIT INDEX



                             99.1 Joint Filing Agreement

                             99.2 Power of Attorney